[LOGO]                                           COOPERS & LYBRAND L.L.P.

                                                  a professional services firm




              REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17F-2

To the Board of Directors of The Emerging Germany Fund Inc.:

We have examined the securities represented by the investment accounts included on the books and records of The Emerging Germany Fund Inc. ("The Fund") for the period from the date of our last similar examination on December 31, 1996 to January 31, 1997. Our examination was performed without prior notice to the Fund and in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended. It is understood that this report is solely for the use of management of The Emerging Germany Fund and the Securities and Exchange Commission and should not be used for any other purpose.

We performed the following procedures with respect to securities owned by The Funds as of the close of business on January 31, 1997:

          All securities owned by the Funds are custodied with State Street Bank and Trust Company ("State Street"). All Deutschemark denominated securities held by the Funds will be custodied with Dresdner Bank AG as Sub Custodian for State Street. All securities custodied with Dresdner Bank AG are custodied in book entry method. All securities owned by the Emerging Germany Fund Inc. are held by Dresdner AG in commingled omnibus accounts.

          We reviewed State Street's daily exception reports which compare the safekeeping reports of securities held by the Funds to those held by Dresdner Bank AG, on omnibus account basis, from December 31, 1996 (the date of our last security count) to January 31, 1997 noting that the exceptions on the reports, if any, for the Funds had been resolved during the period. On a test basis, we agreed securities shown on the State Street safekeeping reports to share positions from Dresdner Bank AG.

          Securities designated as securities of the Funds on State Street's safekeeping reports were traced to the books and records of the Funds, noting agreement except for securities purchased/sold but not received/delivered on that date, as to which we requested confirmation from the brokers and for securities on loan, for which we obtained confirmation from State Street.

          We are relying on the Dresdner Bank AG Safe Custody Audit performed on the internal controls of Dresdner Bank AG over the reconciliation process between Dresdner and the central depository, Deutscher Kassenverein AG, ("the DKV"). We reviewed the daily reconciliation between Dresdner Bank's records and the DKV's records and noted that the exceptions or unmatched items on the report, if any, had been resolved in a timely manner during the period.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the specified investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of The Emerging Germany Fund, Inc. taken as a whole.

                                              /s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts                             Coopers & Lybrand L.L.P.
December 17, 1997

[LOGO]                                           COOPERS & LYBRAND L.L.P.

                                                  a professional services firm




              REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17F-2

To The Board of Directors of The Emerging Germany Fund Inc.:

We have examined the securities represented by the investment accounts included on the books and records of The Emerging Germany Fund Inc. ("The Fund") for the period from the date of our last similar examination on January 31, 1997 to February 28, 1997. Our examination was performed without prior notice to the Fund and in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended. It is understood that this report is solely for the use of management of The Emerging Germany Fund and the Securities and Exchange Commission and should not be used for any other purpose.

We performed the following procedures with respect to securities owned by The Funds as of the close of business on February 28, 1997:

          All securities owned by the Funds are custodied with State Street Bank and Trust Company ("State Street"). All Deutschemark denominated securities held by the Funds will be custodied with Dresdner Bank AG as Sub Custodian for State Street. All securities custodied with Dresdner Bank AG are custodied in book entry method. All securities owned by the Emerging Germany Fund Inc. are held by Dresdner AG in commingled omnibus accounts.

          We reviewed State Street's daily exception reports which compare the safekeeping reports of securities held by the Funds to those held by Dresdner Bank AG, on omnibus account basis, from January 31, 1997 (the date of our last security count) to February 28, 1997 noting that the exceptions on the reports, if any, for the Funds had been resolved during the period. On a test basis, we agreed securities shown on the State Street safekeeping reports to share positions from Dresdner Bank AG.

          Securities designated as securities of the Funds on State Street's safekeeping reports were traced to the books and records of the Funds, noting agreement except for securities purchased/sold but not received/delivered on that date, as to which we requested confirmation from the brokers and for securities on loan, of which we obtained confirmation from State Street.

          We are relying on the Dresdner Bank AG Safe Custody Audit performed on the internal controls of Dresdner Bank AG over the reconciliation process between Dresdner and the central depository, Deutscher Kassenverein AG, ("the DKV"). We reviewed the daily reconciliation between Dresdner Bank's records and the DKV's records and noted that the exceptions or unmatched items on the report, if any, had been resolved in a timely manner during the period.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the specified investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of The Emerging Germany Fund, Inc. taken as a whole.

                                              /s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts                             Coopers & Lybrand L.L.P.
December 17, 1997

                  UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C. 20549                            ------------------------------
                                                                          OMB APPROVAL
                                                                ------------------------------
                   FORM N-17f-2                                 OMB NUMBER:          3235-0360
                                                                EXPIRES:
  Certificate of Accounting of Securities and Similar           ESTIMATED AVERAGE BURDEN
           Investments in the Custody of                        HOURS PER RESPONSE. . . . O.O5
          Management Investment Companies                       ------------------------------

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                      Date examination completed:

        811-   6038                                         January 31, 1997
----------------------------------------------------------------------------------------------
2. State identification Number:

     -----------------------------------------------------------------------------------------
     AL             AK             AZ             AR             CA             CO
     -----------------------------------------------------------------------------------------
     CT             DE             DC             FL             GA             HI
     -----------------------------------------------------------------------------------------
     ID             IL             IN             IA             KS             KY
     -----------------------------------------------------------------------------------------
     LA             ME             MD             MA             MI             MN
     -----------------------------------------------------------------------------------------
     MS             MO             MT             NE             NV             NH
     -----------------------------------------------------------------------------------------
     NJ             NM             NY             NC             ND             OH
     -----------------------------------------------------------------------------------------
     OK             OR             PA             RI             SC             SD
     -----------------------------------------------------------------------------------------
     TN             TX             UT             VT             VA             WA
     -----------------------------------------------------------------------------------------
     WV             WI             WY             PUERTO RICO
     -----------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

     The Emerging Germany Fund Inc.

----------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

     4 Embarcadero Center, San Francisco, CA 94111

----------------------------------------------------------------------------------------------


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                  UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C. 20549                            ------------------------------
                                                                          OMB APPROVAL
                                                                ------------------------------
                   FORM N-17f-2                                 OMB NUMBER:          3235-0360
                                                                EXPIRES:
  Certificate of Accounting of Securities and Similar           ESTIMATED AVERAGE BURDEN
           Investments in the Custody of                        HOURS PER RESPONSE. . . . O.O5
          Management Investment Companies                       ------------------------------

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                      Date examination completed:

        811-   6038                                         February 28, 1997
----------------------------------------------------------------------------------------------
2. State identification Number:

     -----------------------------------------------------------------------------------------
     AL             AK             AZ             AR             CA             CO
     -----------------------------------------------------------------------------------------
     CT             DE             DC             FL             GA             HI
     -----------------------------------------------------------------------------------------
     ID             IL             IN             IA             KS             KY
     -----------------------------------------------------------------------------------------
     LA             ME             MD             MA             MI             MN
     -----------------------------------------------------------------------------------------
     MS             MO             MT             NE             NV             NH
     -----------------------------------------------------------------------------------------
     NJ             NM             NY             NC             ND             OH
     -----------------------------------------------------------------------------------------
     OK             OR             PA             RI             SC             SD
     -----------------------------------------------------------------------------------------
     TN             TX             UT             VT             VA             WA
     -----------------------------------------------------------------------------------------
     WV             WI             WY             PUERTO RICO
     -----------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

     The Emerging Germany Fund Inc.

----------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

     4 Embarcadero Center, San Francisco, CA 94111

----------------------------------------------------------------------------------------------


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT